JOHN HANCOCK INTERNATIONAL FUND

Exhibit - Item 77



Sub-Item 77.C.

(a)April 25, 2001
Special Meeting

To approve a new sub-investment management contract among the Fund, John Hancock Advisers, Inc. and Nicholas-Applegate Capital Management LP (1,458,427.834 FOR, 41,264.629 Against, and 76,070.586 Abstaining). Since no quorum was present with regard to Proposal 2, the meeting was adjourned to May 25, 2001. On May 25, 2001 the shareholders approved Proposals 2(a)-2(b) (votes in parentheses): ? To amend certain investment restrictions of the Fund (1,528,325.209 For, 64,843.612 Against, and 76,700.532 Abstaining). ? To amend the Fund's investment restriction on investing in commodities (1,517,095.559 For, 68,650.158 Against, and 84,123.636 Abstaining).